UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q 105 (Common Stock)

(CUSIP Number)

Justin Topilow

c/o Berggruen Holdings Inc.

304 S. Broadway #550

Los Angeles, CA 90013

(213) 430-2350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,921,740*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,921,740*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,921,740*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,921,740*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,921,740*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,921,740*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D, filed with the Commission on January 2, 2015 (the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1450 Centrepark Blvd, Suite 210, West Palm Beach, Florida 33401. Unless specifically amended hereby, the disclosure set forth in the Statement remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement. The filing of this Amendment represents the final amendment to the Statement and constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) - (c) and (e) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) - (b)    As of the date hereof, the Reporting Persons may be deemed to beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 12,921,740 shares of Common Stock. This amount consists of (i) 12,028,740 shares of Common Stock and (ii) 893,000 shares of Series A Preferred Stock of the Issuer that are convertible at any time at the option of the holder into the same number of shares of Common Stock. In the aggregate, such 12,921,740 shares of Common Stock represent approximately 4.5% of all outstanding shares of Common Stock (calculated based on 287,097,154 shares of Common Stock outstanding as of October 27, 2017 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017) and assuming the conversion of the Reporting Person’s shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person).

(c)    On December 14, 2017, BHL purchased 164,952 shares of Common Stock on the open market at a weighted average price per share of $9.57 (with prices ranging from $9.49 to $9.69, inclusive).

On December 15, 2017, BHL purchased 198,475 shares of Common Stock on the open market at a weighted average price per share of $9.60 (with prices ranging from $9.48 to $9.66, inclusive).

On December 18, 2017, BHL purchased 136,573 shares of Common Stock on the open market at a weighted average price per share of $9.84 (with prices ranging from $9.71 to $9.91, inclusive).

The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price. No other transactions were effected by the Reporting Persons in the past 60 days.

(e)    On or about September 21, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2017

BERGGRUEN HOLDINGS LTD

By:	/s/ Justin Topilow
Name:	Justin Topilow
Title:	Chief Financial Officer

NICOLAS BERGGRUEN CHARITABLE TRUST

By:	MAITLAND TRUSTEES LIMITED, AS TRUSTEE

By:	/s/ Tessa Burrows
Name:	Tessa Burrows
Title:	Authorized Signatory

By:	/s/ Maxine Lace
Name:	Maxine Lace
Title:	Authorized Signatory